FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

January 5, 2005

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Exact name of registrant as specified in its charter)

Telefonica of Peru

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú S.A.A.

Item
1.	Translation of a letter to CONASEV dated November 8, 2004, modifying the Capital Stock of the Company.
2.	Translation of a letter to CONASEV dated November 11, 2004 changing the record and payment dates for modifications to the Company’s Capital Stock.
3.	Translation of a letter to CONASEV dated November 24, 2004 regarding the Board of Director’s meeting.
4.	Translation of a letter to CONASEV dated November 25, 2004 regarding Moody’s Rating Downgrade of Telefónica del Perú Grantor Trust’s pass-through certificates.
5.	Translation of a letter to CONASEV dated December 1, 2004 regarding the acquisition.
6.	Translation of a letter to CONASEV dated December 13, 2004 regarding the Shareholders’ Meeting of Telefónica Perú Holding S.A.C.
7.	Translation of a letter to CONASEV dated December 13, 2004 regarding calling bondholders’ special meetings.
8.	Translation of a letter to CONASEV dated December 15, 2004 regarding corporate information of Telefónica del Perú’s economic group.
9.	Translation of a letter to CONASEV dated December 15, 2004 regarding the resignation of Jorge Melo-Vega Castro.
10.	Translation of a letter to CONASEV dated December 16, 2004 regarding the Bondholders’ meeting.

Item 1.

TRANSLATION

Lima, November 8, 2004

Messrs.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

In compliance with Article 28 of the Stock Market Law and CONASEV Resolution No. 107-2002-EF/94.10 Telefónica del Perú S.A.A. informs you that today the Shareholders’ Meeting was held, which passed the following resolutions:

1.	Approval of the capitalization of the result for the exposure to inflation accumulated as of December 31, 2002 and therefore, the increase of the capital stock in the amount of S/. 1,173,603,880.30, from S/. 1,721,964,417.00 to S/. 2,895,568,297.30. Such increase of the capital stock will be made through the increase of the nominal value of the shares, from S/. 1.00 to S/. 1.68154943778957, and maintaining the same amount of shares and without changing the participation of the company’s shareholders.

2.	Approval of the reduction of the capital stock from S/. 2,895,568,297.30 to S/. 2,152,455,521.25; by S/. 743,112,776.05, which will be made through the reduction of the nominal value of the share by S/. 0.431549437789573 per share, from S/. 1.68154943778957 to S/. 1.25, keeping the same number of shares. The amount of the reduction of the capital stock will be used to reimburse shareholders for their contributions in proportion to their participation in the capital stock, in an amount of S/. 0.435968977782321 per share.

3.	Approval of the amendment of article 5 of the company’s by-laws, as a result of the above mentioned agreements.

Finally, we inform you that according to the powers granted by the Shareholders’ Meeting, the President of the Board of Directors determined that December 3 and 28, 2004 will be the record date and the payment date, respectively.

Sincerely yours,

Julia Maria Morales Valentín

Representative to the Stock Exchange

Item 2.

TRANSLATION

Lima, November 11, 2004

Messrs.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

Pursuant to the article 28 of the Peruvian Capital Markets Law and CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you that the record and payment dates contained on the key events informed on November 9th, 2004, have been modified.

Therefore, it has been decided that December 30th, will be the record date and the modification date for the nominal value of the share of Telefónica del Perú S.A.A., and December 31, 2004 will be the payment date for reimbursement of the shareholders’ contributions. Consequently, on the latter date, the reimbursement of S/. 0.435968977782321 per share shall be made, according to the decision adopted on the Shareholders Meeting of November 8, 2004.

Sincerely yours,

Julia Maria Morales Valentín

Representative to the Stock Exchange

Item 3.

TRANSLATION

GGR-135-A-/2004

Lima, November 24, 2004

Messrs.

COMISIÓN NACIONAL SUPERVISORA DE EMPRESAS Y VALORES (CONASEV)

Lima.-

Ref: Key Events

Dear Sirs,

According to the article 28 of the Peruvian Capital Markets Law and regarding Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-202-EF/94.10, Telefónica del Perú S.A.A. hereby, informs you that the Board of Directors held today, reached the following agreements which constitute events:

•	Accepted the resignation of Mr. Javier Nadal Ariño, Spanish, identified with carné de extranjería No. 00062149, as President of the Board of Directors of Telefónica del Perú S.A.A., as well as a member of the said Board of Directors.

•	Accepted the resignation of Mr. Eduardo Caride, Argentinean, identified with Passport No. 12093391, as member of the Board of Directors of Telefónica del Perú S.A.A.

•	As a result of the above mentioned resignations, Mr. Antonio Carlos Valente Da Silva, Brazilian, was incorporated as a member of the Board of Directors of the Company and designated as its President.

•	Reorganized the Executive Committee of the Board of Directors, which will be composed by the following members: Antonio Carlos Valente Da Silva, who will be the President, Javier Nadal Ariño, Juan Revilla Vergara, José María Álvarez Pallete López and José Antonio Colomer Guiu.

Enclosed herewith you will find the press release distributed in the Media.1

Sincerely yours,

Julia María Morales Valentin

Stock Exchange Representative

[1]	Not included

Item 4.

TRANSLATION

Lima, November 25, 2004

Messrs.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to the article 28 of the Peruvian Capital Markets Law and regarding Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-202-EF/94.10, Telefónica del Perú S.A.A. informs you that on November 24th Moody’s Investors Services has downgraded the rating of our pass-through Certificates issued by Telefónica del Perú Grantor Trust on December 1998 to Ba2, from Baa3, and that such certificates will remain on review.

The balance of the said certificates is US$ 35.3 million and corresponds to the securitization of the international long distance accounts receivables.

The downgrade of the rating has been made to the securitized amount administered by the Trustee and not to the Corporate rating of Telefonica del Perú, which has been upgraded to BB from BB- by Fitch Ratings on November 19, 2004.

Sincerely yours,

Julia Maria Morales Valentín

Representative to the Stock Exchange

Item 5.

TRANSLATION

Lima, December 1, 2004

Messrs.

Comisión Nacional Supervisora

De Empresas y Valores – CONASEV

Lima.

Re: Key Events

Dear Sirs,

According to article 28 of the Peruvian Capital Markets Law and regarding the Rules of Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, We inform you that in exercise of the delegation of powers granted by the Board of Directors on December 1st, 2004, Telefonica del Perú S.A.A bought from Antena 3 de Televisión S.A and Antena 3 Perú S.A, respectively, 10,589,607 and 3 shares of Antena 3 Producciones S.A´s capital stock for a total amount of US$ 3,849,999.6. In consequence, Telefónica del Perú S.A.A acquired a 99.99% participation in the capital stock of Antena 3 Producciones S.A., which is incorporated into Telefónica´s Economic Group.

Attached to this document you can find the respective information related to Telefónica´s Economic Group.

Sincerely yours

Julia María Morales Valentín

Stock Exchange Representative

Telefónica del Perú S.A.A.

Item 6.

TRANSLATION

Lima, December 13, 2004

Messrs.

Comisión Nacional Supervisora

De Empresas y Valores – CONASEV

Lima.

Re: Key Events

Dear Sir or Madam:

According to article 28 of the Peruvian Capital Markets Law and regarding the Rules of Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, we inform you that the Universal Shareholders Meeting of Telefónica Perú Holding S.A.C. agreed to terminate the voluntary agreement of disolution and liquidation adopted on December 4th, 2003. In consequence, such company will continue to pursue its corporate purpose. In the same way, the Universal Shareholders Meeting, designated the members of the Board of Directors, as follows:

•	Antonio Carlos Valente Da Silva, Brasilean, identified with Passport No. CO 750.232 (President), who was also designated as General Manager

•	Juan Carlos Ros Brugueras, Spanish, identified with Passport No. 46115906; and

•	Isidro Javier Delgado Martínez, Spanish, identified with Passport No. 16790223

Sincerely yours.

Julia María Morales Valentín

Stock Exchange Representative

Telefonica del Peru S.A.A.

Item 7.

TRANSLATION

Lima, December 13, 2004

Messrs.

Comisión Nacional Supervisora

De Empresas y Valores – CONASEV

Lima.

Re: Key Events

Dear Sirs,

According to article 28 of the Peruvian Capital Markets Law and regarding the Rules of Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, we would like to inform you that on December 10th, 2004, the Bondholder Representative (Banco Continental BBVA) called a meeting for all the bondholders of Telefonica del Peru Second Program of Bonds - Third Issue and those of the Third Program of Bonds – First Issue to the Bondholders’ Special Meetings that will take place on December 15th, 2004 at 16:00 and 17:00 pm, respectively. If the required quorum is not reached, the meeting will take place on December 21st at the above mentioned time. According to the notices made by the Bondholder Representative, in those meetings the bondholders will decide about the approval of the Bondholders Representative management and its ratification.

With regards.

Julia María Morales Valentín

Stock Exchange Representative

Telefónica del Perú S.A.A.

Item 8.

TRANSLATION

Lima, December 15, 2004

Messrs.

Comisión Nacional Supervisora

De Empresas y Valores – CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to the article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. updates the information in relation to its Economic Group, since the resignation of Mr. Javier Nadal Ariño to the position of President of the Boards of Directors of Telefónica Multimedia S.A.C., Servicios Editoriales del Perú S.A.C., Telefonía Publicidad e Información Perú S.A.C., Transporte Urgente de Mensajería S.A.C., Servicios Globales de Telecomunicaciones S.A.C., Telefónica Servicios Técnicos S.A.C., and Media Networks S.A.C. and the designation of Mr. Antonio Carlos Valente Da Silva in such positions.

Attached to this document, you can find the up dated information regarding such companies, the other subsidiaries and companies of Telefónica del Perú S.A.A.’s Economic Group.

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

Telefónica del Perú S.A.A.

TELEFONICA Group

Annex 1

Corporate Name	Listing on the RPMV
Telefónica, S.A.	X
Telefónica de España, S.A. (Sociedad Unipersonal)
Telefónica Móviles, S.A
Terra Networks, S.A.
Telefónica de Contenidos, S.A. (Sociedad Unipersonal)
Telefónica Publicidad e Información, S.A.
Atento N.V.
Telefónica Internacional, S.A.
Telefónica Perú Holding S.A.C.
Telefónica del Perú S.A.A.	X
Telefónica Multimedia S.A.C.
Servicios Editoriales del Perú S.A.C.
Telefónica Publicidad e Información Perú S.A.C.
Transporte Urgente de Mensajería S.A.C.
Telefónica Servicios Digitales S.A.C.
Telefónica Soluciones Globales Holding S.A.C.
Telefónica Servicios Integrados S.A.C.
Telefónica Servicios Comerciales S.A.C.
Servicios Globales de Telecomunicaciones S.A.C.
Telefónica Servicios Técnicos S.A.C.
Media Networks S.A.C.
Zeleris Perú S.A.C.
Telefónica Gestión de Servicios Compartidos Perú S.A.C.
Telefónica Centros de Cobro S.A.C.
Telefónica Móviles Perú Holding S.A.A.	X
Telefónica Móviles S.A.C.
Telefónica Empresas Perú S.A.A.	X
Teleatento del Perú S.A.C.
Telefónica Mobile Solutions del Perú S.A.C.
Terra Networks Perú S.A.
Comunicaciones Móviles del Perú S.A. (Bellsouth Perú S.A.)	X
Latin America Cellular Holdings B.V.
Antena 3 Producciones S.A.

TELEFÓNICA PERÚ HOLDING S.A.C.

1. CIIU :	67120

2. R.U.C. :	20571900

3. Address :	Av. Arequipa No 1155, Santa Beatriz, Lima

4. Legal Representative:	Valente Da Silva Antonio Carlos

5. Shareholders with more than 5% of the share capital :

Telefónica Internacional, S.A 99.99999%

6. Board of Directors :

Valente Da Silva Antonio Carlos (President)	Passport No. CO 750.232
Ros Brugueras Juan Carlos	Passport No. 46115906
Delgado Martínez Isidro Javier	Passport No. 16790223

7. Chief Executive Officer:

    Valente Da Silva Antonio Carlos, Passport No. CO 750.232

TELEFÓNICA DEL PERÚ S.A.A.

1. CIIU :	64207

2. R.U.C. :	20100017491

3. Address :	Av. Arequipa 1155, Santa Beatriz, Lima

4. Legal Representative:	Revilla Vergara, Juan

5. Shareholders with more than 5% of the share capital :

Telefónica Internacional, S.A. 49.53%

Telefónica Perú Holding S.A.C. 47.53%

6. Board of Directors (Titulares):

Almansa Moreno-Barreda Fernando José de	Passport No. Q754885
Álvarez Pallete López José María	Passport No. 50705869-T
Nadal Ariño, Javier	Carné de extranjería 000062149
Colomer Guiu José Antonio	Carné extranjería No. N-108853
Ferrari Herrero, Alfonso	00103821E
Valente Da Silva Antonio Carlos (President)	Passport No. CO 750.232
Bastida Ibargüen Luis	Passport No. R 1377722
Revilla Vergara Juan	D.N.I. No. 08234014
Used Aznar Enrique	Passport No. 17793130

7. Chief Executive Officer:

Revilla Vergara, Juan

TELEFÓNICA MULTIMEDIA S.A.C.

1. CIIU :	92136

2. R.U.C. :	20290000263

3. Address :	Paseo de la República 3755 6° piso San Isidro

4. Legal Representative:	Schuler Schütz Werner

5. Shareholders with more than 5% of the share capital :

Telefónica del Perú S.A.A. 99.9%

6. Board of Directors :

Valente Da Silva Antonio Carlos (President)	Passport No. CO 750.232
Revilla Vergara Juan	D.N.I. 08234014
Badiola Guerra Alvaro	Passport No. 05261731-K
Álvarez Carril José Fermín	Passport No. 0587456
Duncan Cary-Barnard Michael Alan	D.N.I. No. 10803501

7. Chief Executive Officer:

Schuler Schütz Werner, with D.N.I. No. 10274322

SERVICIOS EDITORIALES DEL PERÚ S.A.C.

1. CIIU :	22156

2. R.U.C. :	20475355572

3. Address :	Paseo de la República 3755 6° piso San Isidro

4. Legal Representative:	Werner Schuler Schutz, DNI 10274322

5. Shareholders with more than 5% of the share capital :

Telefónica del Perú S.A.A. 99.9%

6. Board of Directors :

Valente Da Silva Antonio Carlos (President)	Passport No. CO 750.232
Revilla Vergara Juan	D.N.I. No. 08234014
Badiola Guerra Alvaro	Passport No. 05261731-K
Álvarez Carril José Fermín	Passport No. 0587456
Duncan Cary-Barnard Michael Alan	D.N.I. No. 10803501

7. Chief Executive Officer:

Werner Schuler Schütz

TELEFÓNICA PUBLICIDAD E INFORMACIÓN PERÚ S.A.C

1. CIIU :	73406

2. R.U.C. :	20501426041

3. Address :	Paseo de la República 3755, 3° piso, San Isidro

4. Legal Representative:	Carrión Lavalle Roberto Manuel

5. Shareholders with more than 5% of the share capital :

Telefónica Publicidad e Información, S.A. 99.9%

6. Board of Directors :

Valente Da Silva Antonio Carlos (President)	Passport No. CO 750.232
García Fau, Ana	Passport No. 2881160-L.
Monjardín Arbex Pablo	Passport No. 7220682-Q.
Revilla Vergara Juan	D.N.I. No. 08234014.
Rico Menéndez, Antonio	Passport No. 5220085-M.

7. Chief Executive Officer:

Carrión Lavalle, Roberto Manuel, with DNI No. 06453420

TRANSPORTE URGENTE DE MENSAJERÍA S.A.C.

1. CIIU :	641105

2. R.U.C. :	20386445720

3. Address :	Av. Arequipa 4005, Miraflores

4. Legal Representative:	Martín Muñoz Francisco

5. Shareholders with more than 5% of the share capital :

Telefónica del Perú S.A.A. 99.9%

6. Board of Directors :

Valente Da Silva Antonio Carlos (President)	Passport No. CO 750.232
Revilla Vergara Juan	D.N.I. No. 08234014
De la Puente Estramadoyro, Séneca	D.N.I. No. 06417179
Manzanares Gutiérrez José Javier	C.E. No. N-87013
Duncan Cary Barnard Michael Alan	DNI No. 10803501

7. Gerente General:

Martín Muñoz Francisco, with C.E. No. N-85213

TELEFÓNICA SERVICIOS DIGITALES S.A.C.

1. CIIU :	74996

2. R.U.C. :	20468340977

3. Address :	Av. Primavera 653 San Borja, Lima

4. Legal Representative:	Llerena De Rossi Hernán Alberto

5. Shareholders with more than 5% of the share capital :

Telefónica del Perú S.A.A. 51%

Com S.A. 49%

6. Board of Directors :

Antúnez de Mayolo Morelli Santiago (President)	DNI No. 08746612
Levy Spack Yomtov	DNI No. 08228291
Rodríguez Bustamante, Julio Alfredo	L.E. No. 07933913
Schneider Shpilberg Ben	DNI No. 08219550
Revilla Vergara Juan	D.N.I. No. 08234014
Frías García, Gabriel	Passport No. Q032663
Badiola Guerra Alvaro	Passport No. 05261731-K

7. Chief Executive Officer:

Llerena De Rossi Hernán Alberto, with D.N.I. No. 25677547

TELEFÓNICA SOLUCIONES GLOBALES HOLDING S.A.C.

1. CIIU :	67120

2. R.U.C. :	20467691393

3. Address :	Av. Arequipa 1155, Santa Beatriz, Lima

4. Legal Representative:	Antúnez de Mayolo Morelli Santiago

5. Shareholders with more than 5% of the share capital :

Telefónica del Perú S.A.A. 99.9%

6. Board of Directors :

Antúnez de Mayolo Morelli Santiago (Executive President)	D.N.I. 08746612
Revilla Vergara Juan	D.N.I. No. 08234014.
Frías García Gabriel	Passport No. Q032663

7. Chief Executive Officer:

Antúnez de Mayolo Morelli Santiago

TELEFÓNICA SERVICIOS INTEGRADOS S.A.C.

1. CIIU :	64207

2. R.U.C. :	20304997436

3. Address :	Jorge Basadre 592, piso 7°, San Isidro
Frías García, Gabriel

4. Legal Representative:

5. Shareholders with more than 5% of the share capital :

Telefónica del Perú S.A.A. 99.9%

6. Board of Directors :

Revilla Vergara Juan	D.N.I No. 08234014
Frías García Gabriel	Passport No. Q032663
Badiola Guerra Alvaro	Passport No. 05261731-K

7. Chief Executive Officer:

Frías García Gabriel, with Passport No. Q032663

TELEFÓNICA SERVICIOS COMERCIALES S.A.C

1. CIIU :	74996

2. R.U.C. :	20459940660

3. Address :	Av. Arequipa 1155, Santa Beatriz, Lima

4. Legal Representative:	Rivero Aguilar, Jaime

5. Shareholders with more than 5% of the share capital :

Telefónica del Perú S.A.A. 99.9%

6. Board of Directors :	Has not been elected

7. Chief Executive Officer:

Rivero Aguilar, Jaime with DNI No. 09137616.

SERVICIOS GLOBALES DE TELECOMUNICACIONES S.A.C

1. CIIU :	64207

2. R.U.C. :	20502012445

3. Address :	Av. Arequipa 1155, Santa Beatriz, Lima

4. Legal Representative:	Michael Duncan Cary Barnard

5. Shareholders with more than 5% of the share capital :

Telefónica del Perú S.A.A. 99.9%

6. Board of Directors :

Valente Da Silva Antonio Carlos (President)	Passport No. CO 750.232
Duncan Cary Barnard Michael	D.N.I. No. 10803501
Morales Valentín, Julia María	D.N.I. No. 08768750

7. Chief Executive Officer:

Duncan Cary Barnard, Michael, with D.N.I. No. 10803501

TELEFÓNICA SERVICIOS TÉCNICOS S.A.C.

1. CIIU :	72505

2. R.U.C. :	20502070640

3. Address :	Av. Arequipa 1155, Santa Beatriz, Lima

4. Legal Representative:	Plaza Martín Manuel

5. Shareholders with more than 5% of the share capital :

Telefónica del Perú S.A.A. 99.9%

6. Board of Directors :

Valente Da Silva Antonio Carlos (President)	Passport No. CO 750.232
Revilla Vergara Juan	D.N.I. No. 08234014
Badiola Guerra Alvaro	Passport No. 05261731-K

7. Chief Executive Officer:

Plaza Martín, Manuel, with C.E. No. N-85231

MEDIA NETWORKS S.A.C.

1. CIIU :	92136

2. R.U.C. :	20501633004

3. Address :	Paseo de la República 3755 6° piso San Isidro

4. Legal Representative:	Schuler Schütz Werner Ernesto

5. Shareholders with more than 5% of the share capital :

Telefónica Multimedia S.A.C. 99.9%

6. Board of Directors :

Valente Da Silva Antonio Carlos (President)	Passport No. CO 750.232
Revilla Vergara Juan	D.N.I. No. 08234014
Badiola Guerra Alvaro	Passport No. 05261731-K
Álvarez Carril José Fermín	Passport No. 0587456
Duncan Cary-Barnard Michael Alan	D.N.I. No. 10803501

7. Chief Executive Officer:

Schuler Schütz Werner Ernesto, with DNI No. 10274322

TELEATENTO DEL PERÚ S.A.C.

1. CIIU :	74996

2. R.U.C. :	20414989277

3. Address :	Camaná 650, Lima

4. Legal Representative:	Canete Del Río Evaristo

5. Shareholders with more than 5% of the share capital :

Atento Holding Telecomunicaciones S.A. 70%

Telefónica del Perú S.A.A. 30%

6. Board of Directors :

Pedro Villar Iroumé	Passport No. 68016924
Felipe Miguel Tomic Errazuriz	Passport No. 5.390.90
Evaristo Canete	Passport No. 01098385C

7. Chief Executive Officer:

Evaristo Canete Del Río, with Passport No. 01098385C

ANTENA 3 PRODUCCIONES S.A.

1. CIIU :	—

2. R.U.C. :	20335855065

3. Address :	Jr. Nazca 704, Jesús María

4. Legal Representative:	Schuler Schütz Werner

5. Shareholders with more than 5% of the share capital :

Telefónica del Perú S.A.A. (99.99%)

6. Board of Directors :

Revilla Vergara Juan	D.N.I. No. 08234014
Badiola Guerra Álvaro	Passport No. 05261731-K
Duncan Cary-Barnard Michael Alan	Libreta Electoral No. 10803501

7. Chief Executive Officer:

Schuler Schütz Werner, with D.N.I. No. 10274322

Item 9.

TRANSLATION

GGR-135-A-    -2004

Lima, December 15, 2004

Messrs.

Comisión Nacional Supervisora

De Empresas y Valores – CONASEV

Lima.

Re: Key Events

Dear Sirs,

According to the article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you that the Board of Directors today adopted the following decisions:

•	Accepted the resignation of Mr. Jorge Melo-Vega Castro to the positions of Central Manager of Regulation and Strategical Planning and Alternate Director of the company. These resignations, will be effective on December 30th and December 15th 2004, respectively.

•	Approved the new structure of the company which is attached to this document as Appendix No. 1.[1] As you can see from the new structure of the company: i) the Central Management of Regulation and Strategical Planning has been eliminated; ii) the Communication Management has been change its status to a Central Management and its new manager is Carlos Oviedo Valenzuela; iii) the position of chief of the President´s Cabinet has been eliminated; iv) the Corporative Marketing and Corporate Social Responsibility Management has been created, whose manager is Mr. Mario Coronado Barriga; and v) the Purchase Management, is now under the Central Control Management (before under the Presidency).

With regards.

Julia María Morales Valentín

Stock Exchange Representative

Telefónica del Perú S.A.A.

[1]	Not attached.

Item 10.

TRANSLATION

Lima, December 16, 2004

Messrs.

Comisión Nacional Supervisora

De Empresas y Valores – CONASEV

Lima.

Re: Key Events

Dear Sirs,

According to the Peruvian Capital Markets Law and regarding the Rules of Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, we would like to inform you that yesterday took place the Bondholders Special Meetings of Telefónica del Perú Second Program of Bonds – Third Issue and of Telefónica del Perú the Third Program of Bonds – First Issue, where the Bonholders approved by unanimity the management of the Bonholders Representative (Banco Continental BBVA) and ratified it.

With regards.

Julia María Morales Valentín

Stock Exchange Representative

Telefónica del Perú S.A.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA DEL PERÚ S.A.A.

Date: January 5, 2005	By:	/s/ Julia María Morales Valentín
	Name:	Julia María Morales Valentín
	Title:	General Counsel of Telefónica
del Perú S.A.A.